Exhibit 99.1

Arco Platform Limited Reports First Quarter 2020 Financial Results

Arco reaffirms its mission with a fast, client-oriented and employee-focused response to COVID-19 challenges.

São Paulo, Brazil, May 27, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today reported financial and operating results for the first quarter 2020.

“2020 started at a strong pace for our business and the challenges faced by our partner schools given the COVID-19 pandemic has further strengthened our role as a mission critical partner for them. During the schools’ shutdown, Arco’s digital transformation accelerated years. We believe our consistent and intense investments in technology over the years as well as the evolution of out platform will put us in a stronger competitive position as our value proposition becomes even greater to all schools. We are grateful and incredibly inspired by the tireless work of our 1,900 employees who, over the past couple of months, contributed in an unprecedent way to our clients and our community. We are very excited with the outlook ahead and hopeful that we will all overcome this period soon.”

First Quarter 2020 Results

•	Net Revenue of R$261.6 million;
•	Net Profit of R$3.8 million;
•	Adjusted Net Income of R$56.2 million; and
•	Adjusted EBITDA of R$96.9 million.

Revenue Recognition and Seasonality

As we report the first quarter 2020 results, it is important to highlight the revenue recognition and seasonality of our business.

We typically deliver our Core Curriculum content four times each year, in March, June, August and December and our Supplemental Solutions content twice each year, in June and December, usually two to three months prior to the start of each school quarter. The amount of revenue recognized is proportional to the amount of content made available, which is not linearly distributed among the quarters, which causes revenue seasonality in our business.

A significant portion of our expenses is also seasonal. Due to the nature of our business cycle, we require significant working capital, typically in September or October of each year, to cover costs related to production and accumulation of inventory, selling and marketing expenses, and delivery of our teaching materials at the end of each fiscal year in preparation for the beginning of each school year. Therefore, such operating expenses are generally incurred in the period between September and December of each year.

Second Quarter 2020 guidance:

•	We expect to recognize in the second quarter (2Q20) ~20% of the consolidated ACV Bookings for 2020.

Full Year 2020 guidance:

•	Adjusted EBITDA Margin is expected to be in the range of 35.5% to 37.5%.

Information related to COVID-19 pandemic:

As discussed in more detail in our March 31, 2020 consolidated financial statements submitted to the Securities and Exchange Commission on Form 6-K, the COVID-19 pandemic has not had a material impact on the Company’s operations, distribution capacity and revenue recognition so far. As of March 31, 2020, except for the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the next months, which resulted in an increase of R$3,115 thousand, there were no other material impacts to the Company’s financial performance or position.

Despite legally mandated school closures, the Company did not suspend its activities and, following health and social distancing guidelines, its workforce continues to work remotely from home, for which investments in IT and network infrastructure were made in order to enable stable remote operations. In order to safeguard the health and safety of its employees, customers and suppliers, the Company has taken several preventive measures. Our content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to the planned schedule, enabling the Company to recognize the revenues on these products.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain, and the Company’s management team will continue to closely monitor and assess the potential impacts it may have on the Company’s business, its financial performance and position.

The extent to which the coronavirus (COVID-19) impacts our financial results and operations will depend on future developments, which are uncertain, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the impact of the coronavirus (COVID-19) pandemic. Based on future developments of the coronavirus (COVID-19), it is possible that we may, in the future, be required to take actions or steps in relation to our business that could have a disruptive or a material and adverse effect on our business.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit for the year (or period) plus income taxes, plus/minus finance result, plus depreciation and amortization, plus share of loss of equity-accounted investees, plus share-based compensation plan, plus M&A expenses, plus non-recurring expenses and plus effects related to Covid-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit for the year (or period) plus share-based compensation plan, plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), less/plus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs), less/plus changes in accounts payable to selling shareholders plus share of loss of equity-accounted investees, plus interest expenses, plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income, plus/minus foreign exchange gains/loss on cash and cash equivalents, plus M&A expenses, plus non-recurring expenses and plus effects related to Covid-19 pandemic. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by Net Revenue.

We calculate Free Cash Flow as Net Cash Flows from Operating activities less acquisition of property and equipment less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business. We calculate Adjusted Free Cash Flow as free cash flow for the year (or period) plus (i) non-recurring expenses, (ii) M&A expenses and (iii) interest change in financial investments.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin Free Cash Flow and Adjusted Free Cash Flow may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Conference Call Information

Arco will discuss its first quarter 2020 results today, May 27, 2020, via a conference call at 4:30 p.m. Eastern Time. To access the call (ID: 8895947), please dial: (866) 679-4032 or +1 (409) 217-8315. An audio replay of the call will be available through June 10, 2020 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 8895947. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://arcoeducacao.gcs-web.com/.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.

Arco Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	March 31,	December 31,
(In thousands of Brazilian reais)	2020	2019
	(unaudited)
Assets
Current assets
Cash and cash equivalents	72,991	48,900
Financial investments	759,944	574,804
Trade receivables	343,973	329,428
Inventories	41,120	40,106
Recoverable taxes	23,382	15,612
Financial instruments - call options on equity method investments	3,957	3,794
Related parties	1,311	1,298
Other assets	31,286	14,630
Total current assets	1,277,964	1,028,572

Non-current assets
Financial instruments - call options on equity method investments	27,893	32,152
Deferred income tax	182,327	156,748
Recoverable taxes	6,483	6,613
Financial investments	4,765	4,690
Related parties	14,980	14,813
Other assets	14,915	14,399
Investments and interests in other entities	60,543	48,574
Property and equipment	22,169	21,328
Right-of-use assets	20,471	21,631
Intangible assets	1,800,352	1,811,903
Total non-current assets	2,154,898	2,132,851

Total assets	3,432,862	3,161,423

	March 31,	December 31,
(In thousands of Brazilian reais)	2020	2019
	(unaudited)
Liabilities
Current liabilities
Trade payables	47,159	34,521
Labor and social obligations	66,716	68,511
Taxes and contributions payable	4,948	7,508
Income taxes payable	32,391	52,038
Advances from customers	75,106	25,626
Lease liabilities	6,774	6,845
Loans and financing	298,069	98,561
Accounts payable to selling shareholders	143,089	117,959
Other liabilities	567	607
Total current liabilities	674,819	412,176

Non-current liabilities
Labor and social obligations	4,942	2,801
Lease liabilities	17,714	19,012
Loans and financing	1,211	-
Financial instruments - put options on equity method investments	29,899	33,940
Provision for legal proceedings	284	251
Accounts payable to selling shareholders	1,096,313	1,098,273
Other liabilities	142	160
Total non-current liabilities	1,150,505	1,154,437

Equity
Share capital	11	11
Capital reserve	1,607,622	1,607,622
Share-based compensation reserve	93,453	84,546
Accumulated losses	(93,548)	(97,369)
Total equity	1,607,538	1,594,810

Total liabilities and equity	3,432,862	3,161,423

Arco Platform Limited

Interim Condensed Consolidated Statements of Income

	March 31,	March 31,
(In thousands of Brazilian reais, except earnings per share)	2020	2019
	(unaudited)	(unaudited)
Net revenue	261,579	117,055
Cost of sales	(67,220)	(21,869)
Gross profit	194,359	95,186
Operating expenses:
Selling expenses	(87,900)	(36,135)
General and administrative expenses	(66,783)	(20,832)
Other income, net	412	3,359
Operating profit	40,088	41,578
Finance income	9,387	16,956
Finance costs	(38,339)	(16,481)
Finance result	(28,952)	475
Share of loss of equity-accounted investees	(706)	(492)

Profit before income taxes	10,430	41,561
Income taxes - income (expense)
Current	(32,188)	(18,252)
Deferred	25,579	7,532
Total income taxes – income (expense)	(6,609)	(10,720)
Net profit for the period	3,821	30,841
Equity holders of the parent	3,821	30,841
Non-controlling interests	-	-

Basic earnings per share – in Brazilian reais
Class A	0.07	0.61
Class B	0.07	0.61
Diluted earnings per share – in Brazilian reais
Class A	0.07	0.59
Class B	0.07	0.59

Weighted-average shares used to compute net income per share:
Basic	54,939	50,298
Diluted	55,336	51,157

Arco Platform Limited

Interim Condensed Consolidated Statements of Cash Flows

	March 31,	March 31,
(In thousands of Brazilian reais)	2020	2019
	(unaudited)	(unaudited)
Operating activities
Profit before income taxes for the period	10,430	41,561
Adjustments to reconcile profit before income taxes
Depreciation and amortization	28,675	7,240
Inventory reserves	2,106	2,228
Allowance for doubtful accounts	6,168	1,653
Loss on sale/disposal of property and equipment and intangible assets disposed	672	102
Fair value change in financial instruments from acquisition interests	54	1,866
Changes in accounts payable to selling shareholders	6,600	-
Share of loss of equity-accounted investees	706	492
Share-based compensation plan	8,907	137
Accrued interest	1,242	-
Interest accretion on acquisition liability	20,266	5,942
Income from non-cash equivalents	(2,039)	-
Interest on lease liabilities	732	395
Provision for legal proceedings	33	79
Provision for payroll taxes (restricted stock units)	5,888	-
Foreign exchange income	(742)	(76)
Gain on sale of investment	-	(3,288)
	89,698	58,331
Changes in assets and liabilities
Trade receivables	(20,712)	(16,201)
Inventories	(485)	36
Recoverable taxes	(1,694)	(4,972)
Other assets	(17,036)	1,952
Trade payables	12,638	686
Labor and social obligations	(5,542)	4,774
Taxes and contributions payable	(2,560)	(572)
Advances from customers	49,480	20,828
Other liabilities	(58)	(301)
Cash generated from operations	103,729	64,561
Income taxes paid	(57,543)	(18,035)
Interest paid on lease liabilities	(425)	-
Net cash flows from operating activities	45,761	46,526

Investing activities
Acquisition of property and equipment	(2,377)	(2,793)
Payment of investments and interests in other entities	(12,675)	-
Acquisition of intangible assets	(17,059)	(11,492)
Purchase of financial investments	(183,176)	(26,291)
Loans to related parties	-	(14,000)
Net cash flows used in investing activities	(215,287)	(54,576)

Financing activities
Capital increase	-	1,218
Share issuance costs	-	(673)
Payment of lease liabilities	(2,354)	(515)
Loans and financing	198,925	-
Dividends paid by subsidiaries	(3,696)	-
Net cash flows from financing activities	192,875	30

Foreign exchange effects on cash and cash equivalents	742	76

Increase (decrease) in cash and cash equivalents	24,091	(7,944)
Cash and cash equivalents at the beginning of the period	48,900	12,301
Cash and cash equivalents at the end of the period	72,991	4,357
Increase (decrease) in cash and cash equivalents	24,091	(7,944)

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	March 31,	March 31,
(In thousands of Brazilian reais)	2020	2019
Adjusted EBITDA Reconciliation	(unaudited)	(unaudited)
Profit for the period	3,821	30,841
(+) Income taxes	6,609	10,720
(+/-) Finance result	28,952	(475)
(+) Depreciation and amortization	28,675	7,240
(+) Share of loss of equity-accounted investees	706	492
EBITDA	68,763	48,818
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	15,960	137
(+) M&A expenses	1,564	-
(+) Non-recurring expenses	7,231	-
(+) Effects related to Covid-19 pandemic	3,402	-
Adjusted EBITDA	96,920	48,955

Net Revenue	261,579	117,055
EBITDA Margin	26.3%	41.7%
Adjusted EBITDA Margin	37.1%	41.8%

	March 31,	March 31,
(In thousands of Brazilian reais)	2020	2019
Adjusted Net Income Reconciliation	(unaudited)	(unaudited)
Profit for the period	3,821	30,841
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	15,960	137
(+) Amortization of intangible assets from business combinations	17,983	2,980
(+/-) Changes in fair value of derivative instruments	54	1,866
(+/-) Changes in accounts payable to selling shareholders	6,600	-
(+) Share of loss of equity-accounted investees	706	492
(-) Tax effects	(20,428)	(2,992)
(+) Foreign exchange on cash and cash equivalents	(742)	(76)
(+) Interest expenses (income), net	20,018	7,524
(+) M&A expenses	1,564	-
(+) Non-recurring expenses	7,231	-
(+) Effects related to Covid-19 pandemic	3,402	-
Adjusted Net Income	56,169	40,772

Net Revenue	261,579	117,055
Adjusted Net Income Margin	21.5%	34.8%

	March 31,	March 31,
(In thousands of Brazilian reais)	2020	2019
Free Cash Flow Reconciliation	(unaudited)	(unaudited)
Cash generated from operations	103,729	64,561
(-) Income tax paid	(57,543)	(18,035)
(-) Interest paid on lease liabilities	(425)	-
Cash Flow from Operating Activities	45,761	46,526
(-) Acquisition of property and equipment	(2,377)	(2,793)
(-) Acquisition of intangible assets	(17,059)	(11,492)
Free Cash Flow	26,325	32,241
(+) Interest change in financial investments	2,039	-
(+) M&A expenses	1,564	-
(+) Others	11,581	-
Adjusted Free Cash Flow	41,509	32,241